United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press release	3

Signature Page	4

Press Release Vale signs agreement to purchase Ferrous Resources Limited Rio de Janeiro, December 6th, 2018 – Vale S.A. (Vale) informs that it entered into a definitive agreement to buy Ferrous Resources Limited (Ferrous), a company that currently owns and operates iron ore mines closely located to Vale’s operations in Minas Gerais, Brazil. The purchase price is US$ 550 million and the transaction is expected to occur in 2019, subject to various conditions precedent. Further details will be presented on December 6th, 2018, during the Vale Day in London, which will be transmitted live via video webcast through Vale’s website, www.vale.com, starting at 11:15 am London time, 9:15 am Rio de Janeiro time and 6:15 am New York time. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Carla Albano Miller: carla.albano@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about futu re events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cycl ical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different fro m those f orecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazili an Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed unde r “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 06, 2018		Director of Investor Relations